UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SUNCOR ENERGY INC.

(Exact name of the registrant as specified in its charter)

Canada	1-12384	98-0343201
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

150 - 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Shawn Poirier

(403) 296-8000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

ITEM 1.02 - Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

Suncor Energy Inc. (Suncor or the company) is subject to Canada’s Extractive Sector Transparency Measures Act (ESTMA). Suncor is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA reports for the year end December 31, 2023 to satisfy the requirements of Item 2.01. Suncor’s ESTMA reports are available on the company’s website at https://www.suncor.com/en-ca/investors/financial-reports-and-guidance/estma-reports. The payment disclosures required for Suncor by Form SD are included as Exhibit 99.1 to this Form SD.

Suncor is also filing on behalf of its subsidiaries Fort Hills Energy Limited Partnership (Fort Hills) and Syncrude Canada Ltd. (Syncrude). Each of Fort Hills and Syncrude is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Fort Hills’ and Syncrude’s ESTMA reports are available on Suncor’s website at https://www.suncor.com/en-ca/investors/financial-reports-and-guidance/estma-reports. The payment disclosures required by Form SD for Fort Hills and Syncrude are included as Exhibits 99.2 and 99.3 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit	Title
2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	Suncor Energy Inc. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023.
99.2	Fort Hills Energy Limited Partnership Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023.
99.3	Syncrude Canada Ltd. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: September 23, 2024	SUNCOR ENERGY INC.

/s/ Shawn Poirier
Shawn Poirier Assistant Corporate Secretary